SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1*)

Patriot Bank Corp
----------------------------------------------
(Name of Issuer)

Common Stock
----------------------------------------------
(Title of Class of Securities)


703356105
----------------------------------------------
(CUSIP Number)

Check the following box if a fee is being paid with this statement. [ ]

1. Name of Reporting Person(s)    CoreStates
                                  Financial Corp


   SSN or IRS Identification
   No (s) of Above Person(s)       23-1899716

2. Check the Appropriate Box
   If a Member of a Group
   (See Instructions)              [ X ]

3. SEC Use Only

4. Citizenship or Place of
   Organization                    Pennsylvania

Number of Shares Beneficially
Owned by Each Reporting Person with

    5. Sole Voting Power             308,569

    6. Shared Voting Power              -0-

    7. Sole Dispositive Power           -0-

    8. Shared Dispositive Power         -0-

9.  Aggregate Amount Beneficially
    Owned by Each Reporting Person    308,569


10. Check if the Aggregate Amount
    in Row 9 Excludes Certain Shares
    (See Instructions)

11. Percent of Class Represented by
    Amount in Row 9                    8.1870%

12. Type of Reporting Person(s)
    (See Instructions)                HC-BK


Item 1.

 (a) Name of Issuer         Patriot Bank Corp.

 (b) Address of Issuer's Principal Executive Offices

                            High and Hanover Streets
                            P.O. Box 1090
                            Pottstown, PA 19464

Item 2.

 (a) Name of Person Filing: CoreStates Financial Corp.

 (b) Address of Principal Business Office or, if none,
     Residence
                            Broad & Chestnut Streets
                            Philadelphia

 (c) Citizenship            Pennsylvania

 (d) Title of Class of Securities

 (e) CUSIP Number           775371107


Item 3.  If this Statement is filed pursuant to Rules
         13d-1(b) or 13d-2(b), check whether the
         person filing is a:

 (a) [ ] Broker or dealer registered under
         Section 15 of the Act.

 (b) [ ] Bank as defined in Section 3(a)(6) of the
         Act.

 (c) [ ] Insurance Company as defined in Section
         3(a)(19) of the Act.

 (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

 (e) [ ] Investment Adviser registered under Section
         203 of the Investment Advisers Act of 1940.

 (f) [ ] Employee Benefit Plan, Pension Fund, which is subject to the provisions of the Employee
         Retirement Income Securities Act of 1974, or
         Endowment Fund.

 (g) [X] Parent Holding Company, in accordance with
         Section 240.13-1(b) (1) (ii) (H).

 (h) [ ] Group, in accordance with Section
         240.13d-1(b) (1) (ii) (H).

Item 4.  Ownership

      As of December 31, 1996, the reporting person filing this statement through its wholly owned subsidiary, CoreStates Bank, N.A., beneficially owned the following amounts and percentages of securities of the above named issuer:

      (a) Amount Beneficially Owned        308,569

      (b) Percent of Class                  8.1870%

      (c) Number of Shares as to which such person has the:

        (i)  sole power to vote or
             to direct the vote        308,569

        (ii) shared power to vote or
             to direct the vote         -0-

        (iii) sole power to dispose
              or to direct the
              disposition of            -0-

        (iv)  shared power to dispose
              or to direct
              the disposition of        -0-

Item 5.  Ownership of Five Percent
         or Less of a Class  N/A

Item 6.  Ownership of More then Five Percent
         on Behalf of Another Person

         CoreStates Bank, N.A., New Jersey
         National Bank and Meridian Bank hold
         the options reported above under various trust and custodial arrangements.

Item 7.  Identification and Classification of the
         Subsidiary which Acquired the Security
         Being Reported on By the Parent Holding
         Company

          CoreStates Bank, N.A., a bank as defined in Section 3(a) (6) of the Act.

Item 8.   Identification and Classification
          of Members of the Group              N/A

Item 9.   Notice of Dissolution of Group       N/A

Item 10.  Certification

     By Signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have effect of changing or influencing the control of the issuer of participant in any transaction have such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

     Date: February 06, 1997

     Dennis Haynes, Compliance Manager - VP